SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

58th Annual Shareholders’ Meeting

The company hereby calls the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to meet at the Company’s headquarters, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th e 8th floors, part, Ed. Venâncio 3000, Asa Norte, Zip Code 70716-900, on April 27, 2018, at 2 p.m., at the Annual Shareholders’ Meeting to deliberate on the following Agenda:

1.    Receive the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the fiscal year ending as of December 31, 2017;

2.    Deliberate on the proposal of the Company’s management for distribution of the results connected to the accounting year ending on December 31, 2017;

3.    Elect up to 03 (three) members of the Company's Board of Directors as follows: (i) one member to be appointed by the Ministry of Mines and Energy (MME) to take office of a former director appointed by the latter and who resigned; (ii) a member to be appointed by MME due to the creation of a new vacancy on the Board of Directors as resolved at Eletrobras’ 168th Extraordinary General Meeting, held on November 30, 2017; and (iii) to grant to the holders of preferred shares the election of a member to the Board of Directors, in a separate vote, provided that the statutory requirements are met;

4.    Appoint, among the members of the Company’s Board of Directors, its Chairman;

5.    Set the global compensation of the Managers, members of the Company’s Fiscal Council and Audit and Risk Council; and

6.    Elect alternate members of the Company's Fiscal Council.

Pursuant to paragraph one of article 126 of the Brazilian Corporations Law and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Annual Shareholders' Meeting hereby called, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (www.eletrobras.com/ir) and the Brazilian Securities and Exchange Commission –CVM website (www.cvm.gov.br).

The Shareholder or its legal representative, in order to ensure admission to the General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•   Official ID card with photo;

•   Certified photocopy of the latest corporate document (bylaws or articles of association), in the case of a legal entity;

•   Original or authenticated photocopy of power of attorney granted by shareholder; and

•    The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder.

Pursuant to the first paragraph of article 19 of the Company's Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Annual Shareholders’ Meeting called, at the Superintendence Investor Relations Department - DFR, Market Assistance Division - DFRM, at Avenida Presidente Vargas, No. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. It will be admitted at the Annual Shareholders' Meeting called, however, to all shareholders who appear with the necessary documentation to participate in the conclave.

The resolutions at the Annual Shareholders’ Meetings now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Superintendence of Investor Relations - DFR, Market Relations and Compulsory Loan Department – DFRM, at Av. Presidente Vargas, no. 409 – 9th floor, in the city of Rio de Janeiro, RJ and at the Company websites (www.eletrobras.com/ir), Brazillinan Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), to the entire documentation connected to the business which shall be addressed at the Annual Shareholders’ Meeting , under the terms of Article 133, Paragraph 1 of the Brazilian Corporations Law and Article 9 of CVM Instruction 481.

Brasília, March 26, 2018.

José Guimarães Monforte

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.